 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities
                             Exchange Act of 1934

                 Oppenheimer Tremont Market Neutral Fund LLC
                 -------------------------------------------

                     LIMITED LIABILITY COMPANY INTERESTS
                        (Title of Class of Securities)

                                  68382B100
                    (CUSIP Number of Class of Securities)

                            OppenheimerFunds, Inc.
                        Attn: Katherine P. Feld, Esq.
                              498 Seventh Avenue
                              New York, NY 10018
                                (212) 323-0252

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Person)

                                July 28, 2003
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                          CALCULATION OF FILING FEE

Transaction Valuation: $13,009,337  (a)   Amount of Filing Fee: $1,053    (b)

(a)   Calculated as the estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding limited liability company interests based on the estimated total net asset value of the
      Issuer's outstanding limited liability company interests as of June 30,
      2003.

(b)   Calculated at .00809% of the Transaction Valuation.

      |_|   Check the box if any part of the fee is offset as provided by
            Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by
            registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: ____________________________________

      Form or Registration No.: ____________________________________

      Filing Party: ____________________________________

      Date Filed: ____________________________________

      |_|   Check the box if the filing relates solely to preliminary
            communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting
      the results of the tender offer: |_|

            This Issuer Tender Offer Statement on Schedule TO relates to an offer by Oppenheimer Tremont Market Neutral Fund LLC, a Delaware
      limited liability company (the "Fund"), to purchase limited liability company interests or portions thereof from members of the Fund at their estimated net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated July 28, 2003 and the related
      Letter of Transmittal, which are filed as exhibits to this Schedule TO.

            This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2)
      promulgated under the Securities Exchange Act of 1934, as amended.

            The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

      ITEM 12. EXHIBITS.

      EXHIBIT NO.       DESCRIPTION
      (a)(1)(i)         Form of Letter to Members.

      (a)(1)(ii)        Form of Letter of Transmittal.

      (a)(1)(iii)       Repurchase Offer Terms, including instructions for
                        withdrawal of tender.

      (a)(1)(iv)        Form of letter from the Fund to Members in connection
                        with acceptance of tender of all Interests held by
                        the Member.

      (a)(1)(v)         Form of letter from the Fund to members in connection
                        with acceptance of tender of portion of Interests
                        held by the Member.

      (a)(1)(vi)        Form of Promissory Note for payment in connection
                        with acceptance of tender of all Interests held by
                        the Member.

      (a)(1)(vii)       Form of Promissory Note for payment in connection
                        with acceptance of tender of portion of Interests
                        held by the Member.

      ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

      Not applicable.

                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2003                       Oppenheimer Tremont Market Neutral Fund
LLC

                              By: _____________________________________

                              Name: Katherine P. Feld
                                    Assistant Secretary

                                EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(1)(i)         Form of Letter to Members.

(a)(1)(ii)        Form of Letter of Transmittal.

(a)(1)(iii)       Repurchase Offer Terms, including instructions for
                  withdrawal of tender.

(a)(1)(iv)        Form of letter from the Fund to Members in connection with acceptance of tender of all Interests held by the Member.

(a)(1)(v)         Form of letter from the Fund to members in connection with acceptance of tender of portion of Interests held by the
                  Member.

(a)(1)(vi)        Form of Promissory Note for payment in connection with
                  acceptance of tender of all Interests held by the Member.

(a)(1)(vii)       Form of Promissory Note for payment in connection with
                  acceptance of tender of portion of Interests held by the
                  Member.

                                                                    (a)(1)(ii)
                                                 Form of Letter of Transmittal

                                                                     (a)(1)(i)
                                                     Form of Letter to Members

Oppenheimer Tremont Market Neutral Fund, LLC
498 Seventh Avenue, New York, New York 10018

                           Repurchase Offer Notice
July 28, 2003

Dear Oppenheimer Tremont Market Neutral Fund, LLC Member:

This notice is to inform you about your Fund's  offer to  repurchase a portion of its outstanding  Interests and to provide instructions to Members who would like to tender  some or all of their  Interests  for  repurchase  by the Fund.
This  repurchase  offer is intended to provide  liquidity to Members,  because
Interests of your Fund are not  redeemable  daily for cash nor are they traded on a stock  exchange.  You can  offer  some or all of your Fund  Interest  for repurchase only during one of the Fund's repurchase offers.

The  repurchase  offer period will begin on July 31,  2003,  and end on August
31,  2003.  If you wish to sell any of your Fund  Interest  during this tender period, you can do so in one of the following ways:
1.    If your  Interest is held in your own name (please refer to your account statement),  you can complete the attached  Repurchase  Request Form and return it to  OppenheimerFunds  Services by 12:00 midnight  Eastern Time
      (ET)  on  August  31,  2003.  The  Fund  currently  does  not  charge  a processing fee for handling repurchase requests.
2.    If your  Interest is held for your  retirement  plan by your  retirement plan trustee,  your  retirement  plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.

Please refer to your Fund Prospectus and the enclosed  Repurchase  Offer Terms and  Repurchase  Request Form for more details.  If you are not  interested in selling any of your Interest at this time,  you do not have to do anything and can disregard  this notice.  We will contact you prior to the next  repurchase offer.

An Early  Withdrawal  Charge  equal to 1.00% of the value of an  Interest  (or portion of an Interest)  repurchased  by the Fund will apply if the date as of which the  Interest is to be valued for  purposes of  repurchase  is less than one year  following  the  date of your  initial  investment  in the  Fund.  If applicable,  the Early  Withdrawal  Charge will be deducted  before payment of the proceeds of a repurchase.

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All   requests   to   have   Interest   repurchased   must  be   received   by
OppenheimerFunds  Services  at its office in  Colorado  in good order no later than  12:00  midnight  Eastern  Time (ET) on August 31,  2003 (the  Repurchase
Request Deadline).

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Please  refer to the  enclosed  Repurchase  Offer  documents.  If you have any
questions,   call  your  financial   advisor  or  broker,   or  you  can  call
OppenheimerFunds Services at 1.800.858.9826.

Sincerely,
OppenheimerFunds Services

                                                                    (a)(1)(vi)

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                 Oppenheimer Tremont Market Neutral Fund, LLC
------------------------------------------------------------------------------
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                           REPURCHASE REQUEST FORM
------------------------------------------------------------------------------

To: Oppenheimer Tremont Market Neutral Fund, LLC

Please  repurchase  the Interest of  Oppenheimer  Tremont Market Neutral Fund,
LLC  designated  below on the Valuation  Date that applies to this  Repurchase
Offer  which ends on August 31,  2003.  I  understand  that if my  repurchased
Interest  is  subject  to an Early  Withdrawal  Charge,  that  charge  will be deducted from the proceeds of my repurchased Interest.

Name(s) of Registered Members:
-----------------------------------

(Please fill in EXACTLY as listed on your Fund statement):

-----------------------------------
                                          -----------------------------------

Your Account Number:                      ___________________________________
(Please fill in EXACTLY as listed on your Fund statement):

Your Daytime Telephone Number:                  (_____)  _____ -
---------------------
                                           Area Code        Number
Interest Tendered for Repurchase:
(Please fill in ALL applicable information)

|_|   Full Tender             Please tender my entire Interest

|_|   Partial Tender    Please tender all but $____________ of my Interest
                        (Please Note: A $50,000 minimum balance must be
      retained)

|_|   Dollar Amount     Please repurchase enough of my Interest so that I
will
                        receive $____________.

                        (If an Early Withdrawal Charge applies, enough of my
                        Interest will be repurchased, subject to pro-ration,
                        to provide the net proceeds requested. Please Note: A
                        $50,000 minimum balance must be retained

Payment and Delivery Instructions:
A check for the proceeds of repurchased Interest will be issued in the name of the registered Member(s) and mailed to the address of record on the account.  If alternative payment and delivery is required, please provide instructions here (and signatures must be guaranteed).

Alternative Mailing Instructions:
-------------------------------------------

                              ===========================================
Alternative Wiring Instructions:    Bank
                              Name:________________________________________
                              ABA #:  _____________________________________
                              Account Name: _______________________________
                              Account # ___________________________________
                              For Further Credit to:_______________________

Please assure that you sign this form on the reverse side!

Please sign below and note the following important points:
o     Your signature(s) below MUST CORRESPOND EXACTLY with the names(s) in which your Interest is registered.
o     If the Interest is held by two or more joint holders, ALL MEMBERS MUST
            SIGN BELOW.
o     If the Interest is held in a First Trust IRA or 403(b)(7) account, you must have First Trust submit the request on your behalf.
o     If the Interest is held in the name of a trustee, executor, guardian, attorney-in-fact, corporation, partnership or other
            representative capacity, include the name of the owner, sign using your title and submit evidence of your authority in a form satisfactory to OppenheimerFunds Services.

All signatures must be guaranteed unless ALL of the following conditions apply:
o     This Repurchase Request Form is signed by all registered holder(s) of the Interest, AND
o     There is no change of registration for the Interest you will continue to hold, AND
o     The payment of the repurchase proceeds is to be sent to the registered owners of the Interest at the address shown in the Interest registration on your account statement, AND
o     The repurchase proceeds will be less than or equal to $100,000.

In all other cases, ALL signatures must be guaranteed by one of the following: U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency.  Please note: if you request your funds to be wired to your bank, a signature guarantee is required.

Date:________________________                         Signatures(s) of
                                                      owner(s)exactly as Interest
                                                      is registered:
SIGNATURE(s) GUARANTEED BY:

--------------------------
------------------------------
      (Signature)                                           (Signature of
Owner)

----------------------------
---------------------------------
      (Name)   (Title)                                      (Signature of
Joint Owner)

If you have any questions about this form, call OppenheimerFunds Services
1.800.858.9826.

This form must be RECEIVED by OppenheimerFunds Services by 12:00 midnight
Eastern Time (ET) on August 31, 2003 (the Repurchase Request Deadline), if
you want to sell some or all of your account of the Oppenheimer Tremont
Market Neutral Fund, LLC.  Repurchase Requests received by OppenheimerFunds
Services cannot be revoked after the Repurchase Request Deadline.

---------------------------------------------------------------------------------

If you are using regular mail:           If you are  using  courier  or  express
Send this form to:                       mail:
OppenheimerFunds Services                Send this form to:
PO Box 173673                            OppenheimerFunds Services
Denver, CO 80217-3673                    10200 E. Girard Avenue, Building D
                                         Denver, Colorado 80231
---------------------------------------------------------------------------------

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                 Oppenheimer Tremont Market Neutral Fund, LLC
------------------------------------------------------------------------------
                            REPURCHASE OFFER TERMS
------------------------------------------------------------------------------
                               August 31, 2003
------------------------------------------------------------------------------

1.    The Offer. Oppenheimer Tremont Market Neutral Fund, LLC (the "Fund') is
   offering to repurchase for cash up to  twenty-five percent (25%) of the aggregate of its beneficial interest ("Interest") at a price equal to the respective net asset value ("NAV" or "Net Asset Value") as of the close of
   The New York Stock Exchange on the Valuation Date (defined below) upon the terms and conditions set forth in this Offer, the Repurchase Offer Notice, the Fund's Prospectus, and the related Repurchase Request Form. Together those documents constitute the "Repurchase Offer". The purpose of the
   Repurchase Offer is to provide liquidity to Members of the Fund. The offer is not conditioned upon the tender for repurchase of any minimum amount of
   Interest.

2.    Repurchase Request Deadline - How to Submit Requests.  All tenders of
   Interest for repurchase must be received in proper form by
   OppenheimerFunds Services at its office in Colorado on or before 12:00 midnight Eastern Time on August 31, 2003. Repurchase Requests submitted to
   OppenheimerFunds Services in writing must be sent to the addresses specified in the Repurchase Request Form.

3.    Valuation Date.  Investors should realize that the value of the
   Interest tendered in this Offer likely will change between June 30, 2003
   (the last time net asset value will have been calculated before the start of this offer) and July 31, 2003 (the next time net asset value will be calculated) and September 30, 2003 (the Valuation Date), when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests.  The Fund's Net Asset
   Value, which is computed monthly (at the end of each month) was
   $40,216,319, $47,294,795, $50,245,813 and $52,037,507 on March 31st, April
   30th, May 31 and June 30th 2003, respectively.

4.    Net Asset Values. You must determine whether to tender your Interest prior to the Repurchase Request Deadline, but the Net Asset Values at
   which the Fund will repurchase Interest will not be calculated until the
   Valuation Date. The Net Asset Values can fluctuate and may fluctuate between the date you submit your Repurchase Request and the Repurchase
   Request Deadline and the Valuation Date.  The Net Asset Values on the
   Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request.

5.    Payment for Repurchased Interest. If the entire Interest of a Member is repurchased, the Member will receive an initial payment equal to 95% of the estimated value of the Interest and the balance due will be determined and paid promptly after completion of the Fund's audit and be subject to audit adjustment. The total amount that a Member may expect to receive on the repurchase of the Member's Interest (or portion thereof) will be the value of the Member's capital account (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date to the Member's capital account, including any Incentive Allocation, and less the redemption fee, if applicable. This amount will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year).

   Payment of the purchase price for an Interest (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Managers, of the estimated unaudited net asset value of the Interest
   (or portion thereof) repurchased by the Fund determined as of the date of such repurchase (the "Initial Payment"); and, if determined to be appropriate by the Board of Managers or if the Initial Payment is less than 100% of the estimated unaudited net asset value, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Interest (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the
   Fiscal Year in which such repurchase was effective, over (y) the Initial
   Payment. Notwithstanding anything in the foregoing to the contrary, the
   Board of Managers, in its discretion, may pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase ("Valuation Date") or, if the
   Fund has requested withdrawal of its capital from any Portfolio Funds in order to fund the repurchase of Interest, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

6.    Increase in Amount of Interest Repurchased; Pro Rata Repurchases.  If
   Members tender for repurchase more outstanding Interests than the Fund is offering to repurchase, the Fund may (but is not obligated to) increase the outstanding Interests that the Fund is offering to repurchase during the offering period by up to two percent (2%) on the Repurchase Request
   Deadline. The Fund may increase the outstanding Interests to be repurchased or the Fund may decide not to do so. In either case, if the outstanding Interests tendered for repurchase exceeds the amount that the
   Fund is offering to repurchase, the Fund will repurchase only a pro rata portion of the Interest tendered by each Member. There can be no assurance that the Fund will be able to repurchase all the Interest that you tender even if you tender all the Interest that you own. In the event of an oversubscribed Repurchase Offer, you may be unable to liquidate some or all of your Interest at Net Asset Value. You may have to wait until a subsequent repurchase offer to tender the Interest that the Fund was unable to repurchase, and you would be subject to the risk of Net Asset
   Value fluctuations during that time.

   In addition, a Member who tenders for repurchase only a portion of an
   Interest will be required to maintain a minimum capital account balance of
   $50,000, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member as of the date that the
   Fund values the Interest for repurchase. The Fund maintains the right to reduce the portion of an Interest to be repurchased from a Member so that the required minimum capital account balance is maintained.  The Fund will promptly notify the Member if his tender of a portion of his Interest for repurchase would reduce his capital account balance to less than $50,000.

   The Fund may redeem all or part of an Interest if, among other reasons, the Adviser determines that it would be in the best interests of the Fund to do so. The Fund reserves the right to reduce that portion of the
   Interest to be purchased from a Member to maintain the Member's capital account balance at $50,000 if a Member tenders a portion of an Interest and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum.

7.    Withdrawal of Tender of Interest for Repurchase.  Interests tendered pursuant to the Repurchase Offer may be withdrawn or you may change the amount of Interest tendered for Repurchase at any time prior  12:00 midnight Eastern Time on August 31, 2003 (the Repurchase Request
   Deadline). You must send a written notice to OppenheimerFunds Services at one of its addresses specified in this Repurchase Request Form or the
   Prospectus, and OppenheimerFunds Services must receive it before the
   Repurchase Request Deadline.

8.    Suspension or Postponement of Repurchase Offer. The Board of Managers
   of the Fund may suspend or postpone this Repurchase Offer only by a majority vote of the Managers (including a majority of the disinterested
   Managers) and only:

         (A) for any period during which The New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

         (B) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

         (C) for such other periods as the Securities and Exchange Commission may order for the protection of Members of the Fund.

9.    Tax Consequences. A Member that tenders its entire Interest will generally have a taxable event when the Interest is repurchased. Gain, if any, will be recognized by a tendering Member only as and after the total proceeds received by the Member exceed the Member's adjusted tax basis in the Interest. A loss, if any, will be recognized only after the Member has received full payment under the promissory note that will be given to the
   Member prior to the Fund's payment of the repurchase amount.

   Members should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of a repurchase of their Interest. Special tax rules apply to Interest repurchased from retirement plan accounts.

   A tender of Interest pursuant to the Repurchase Offer will be treated as a taxable sale of the Interest if the tender (i) completely terminates the
   Member's interest in the Fund, (ii) is treated under the Internal Revenue
   Code as a distribution that is "substantially disproportionate" or (iii)
   is treated under the Internal Revenue Code as a distribution that is "not essentially equivalent to a dividend".  A "substantially disproportionate"
   distribution generally requires a reduction of at least 20% in the
   Member's proportionate Interest in the Fund after all Interests are tendered.  A distribution "not essentially equivalent to a dividend"
   requires that there be a "meaningful reduction" in the Member's interest, which should be the case if the Member has a minimal Interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate Interest. The Fund intends to take the position that tendering Members will qualify for sale treatment.  If the transaction is treated as a sale for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by Members who hold their Interest as a capital asset and as a long-term capital gain or loss if such Interest has been held for more than twelve months.  If the transaction is not treated as a sale, the amount received upon a sale of Interest may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the Member's basis in the Interest. In addition, if any amounts received are treated as a dividend to tendering Members, a constructive dividend may be received by non-tendering Members whose proportionate interest in the Fund has been increased as a result of the tender.

10.   Early Withdrawal Charges: The Fund does not charge a special handling or processing fee for repurchases. However, if you tender for repurchase
   Interest that is subject to Early Withdrawal Charges as described in the
   Fund's Prospectus, and if that Interest is repurchased by the Fund, the applicable Early Withdrawal Charge will be deducted from the proceeds of the repurchase of your Interest. If you ask the Fund to repurchase a specific dollar amount of your Interest, and if that Interest is subject to Early Withdrawal charges, then (assuming your request is not subject to pro-ration) the Fund will repurchase an amount sufficient to pay the net proceeds you have requested and enough additional Interest to pay the applicable Early Withdrawal Charge.

11.   Proper Form of Repurchase Request Documents:  All questions as to the validity, form, eligibility (including, for example, the time of receipt)
   and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The
   Fund reserves the right to reject any and all tenders of repurchase requests for Interest determined not to be in the proper form, or to refuse to accept for repurchase any Interest if, in the opinion of counsel to the Fund, paying for such Interest would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Offer or any defect in any tender of Interest, whether in general or with respect to any particular Interest or Member(s). The Fund's interpretations of the terms and conditions of this Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the
   Fund shall determine. Tenders of Interest will not be deemed to have been made until all defects or irregularities have been cured or waived.

   Neither the Fund, OppenheimerFunds Service, OppenheimerFunds, Inc. (the
   Fund's investment advisor) nor OppenheimerFunds Distributor, Inc. (the
   Fund's Distributor) nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

   Neither the Fund nor its Board of Managers make any recommendation to any
   Member whether to tender or refrain from tendering Interest. Each Member must make an independent decision whether to tender Interest and, if so, how much Interest to tender.

   No person has been authorized to make any recommendation on behalf of the
   Fund whether Members should tender pursuant to this Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund's Prospectus and
   Statement of Additional Information. If given or made, any such recommendations and such information must not be relied upon as having been authorized by the Fund, its investment advisor, Distributor or
   OppenheimerFunds Services.

   For the Fund's current net asset values and other information about this
   Repurchase Offer, or for a copy of the Fund's Prospectus, call
   OppenheimerFunds Services at 1.800.858.9826 or contact your financial advisor.

   Dated:  July 28, 2003

                               (a)(1)(iv)

Date

Dear Member:

Oppenheimer  Tremont  Market  Neutral Fund,  LLC (the "Fund") has received and accepted for purchase your tender of your Interest in the Fund.

Because you have tendered and the Fund has purchased  your entire  investment, you have been paid a note (the  "Note")  entitling  you to  receive an initial payment of 95% of the  estimated  repurchase  price based on the unaudited net asset  value of the Fund as of  September  30,  2003 (the  "Valuation  Date"),
after  subtraction  of any  applicable  1.00%  Early  Withdrawal  Charge  that applies if the date as of which the  Interest is to be valued for  purposes of the  repurchase  is less  than one  year  following  the date of your  initial investment in the Fund, in accordance with the terms of the Repurchase  Offer.
 You will receive an initial  payment in this amount via wire or check, as per your  instructions  on your  Repurchase  Request Form. In accordance  with the terms of the  Repurchase  Offer,  payment  will be made  within 45 days of the
Valuation  Date unless the Fund has requested a withdrawal of its capital from any Portfolio  Fund(s) in order to fund the  repurchase of interest,  in which case  payment  will be made ten  business  days after the Fund has received at least 90% of the aggregate  amount  withdrawn by the Fund from such  Portfolio
Funds.

The terms of the Note  provide  that a  contingent  payment  representing  the balance of the purchase  price, if any, will be paid to you promptly after the completion of the Fund's March 31, 2004 fiscal  year-end  audit and is subject to fiscal  year-end  audit  adjustment.  This  amount  will be paid to you via wire or check, as per your  instructions  on your Repurchase  Request Form. We expect the audit to be completed by the end of May 2004.

The Note is held by  OppenheimerFunds  Services on your behalf for your safety and  convenience.  Once  payment  has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any questions,  please call your financial  advisor or broker, or you can call OppenheimerFunds Services at 1-800-858-9826.

Sincerely,
OppenheimerFunds Services

                                                                  (a)(1)(v)

Date

Dear Member:

Oppenheimer  Tremont  Market  Neutral Fund,  LLC (the "Fund") has received and accepted  for  purchase  your  tender of a portion of your  limited  liability company interest in the Fund.

Because  you have  tendered  and the  Fund has  purchased  a  portion  of your investment,  you have been paid a note (the "Note")  entitling  you to receive payment of 100% of the estimated  repurchase  price based on the unaudited net asset  value of the Fund as of  September  30,  2003 (the  "Valuation  Date"),
after  subtraction  of the 1.00% Early  Withdrawal  Charge that applies if the date as of which the Interest is to be valued for  purposes of the  repurchase is less than one year  following  the date of your initial  investment  in the
Fund, in accordance with the terms of the Repurchase  Offer.  You will receive a payment in this amount via wire or check,  as per your  instructions on your
Repurchase  Request  Form.  In  accordance  with the  terms of the  Repurchase
Offer,  payment will be made within 45 days of the  Valuation  Date unless the
Fund has  requested a withdrawal  of its capital from any  Portfolio  Funds in order to fund the  repurchase of interest,  in which case payment will be made ten business  days after the Fund has  received at least 90% of the  aggregate amount withdrawn by the Fund from such Portfolio Funds.

The Note is held by  OppenheimerFunds  Services on your behalf for your safety and convenience.  Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

You remain a member of the Fund with  respect to the portion of your  interest in the Fund that you did not tender.

Should you have any questions,  please call your financial  advisor or broker, or you can call OppenheimerFunds Services at 1-800-858-9826.

Sincerely,
OppenheimerFunds Services

                               PROMISSORY NOTE

   Pursuant  to  the  Offer  to  Purchase  (the  "Repurchase   Offer")  up  to
   twenty-five  percent  (25%) of the  aggregate  of its  beneficial  interest
   ("Interest")  at a price equal to the  respective net asset value as of the close of The New York Stock  Exchange on the  Valuation  Day upon the terms and conditions set for in the Repurchase Offer,  Oppenheimer Tremont Market
   Neutral Fund,  LLC hereby  promises to pay in cash, in the manner set forth below, to the person  identified below as the payee (the "Payee") an amount
   equal  to  the  estimated  net  asset  value  of  the  Interest   tendered,
   determined as of the Valuation Date in accordance  with the asset valuation policy of the Fund.

This  note  entitles  the  Payee to  receive  an  initial  payment,  valued in accordance with the Limited  Liability Company Agreement of the Fund, equal to at least 95% of the estimated  value of the Interest  (the "Initial  Payment")
which will be paid to the payee in the form of a check or wire  within 45 days after the  Valuation  Date,  unless  Fund has  requested a  withdrawal  of its capital  from  any  Portfolio  Fund(s)  in order  to fund  the  repurchase  of interest,  in which case payment will be made ten business days after the Fund has received at least 90% of the aggregate  amount  withdrawn by the Fund from such Portfolio  Fund(s).  An Early Withdrawal  Charge of 1.00% of the value of an Interest (or portion of an Interest)  repurchased by the Fund will apply if the date as of which the Interest is to be valued for  purposes of  repurchase is less than one year following the date of the Payee's initial  investment in the Fund. If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

This  note  also  entitles  the  Payee to a  contingent  payment  equal to the excess,  if any,  of (x) the net  asset  value  of the  Interest  (or  portion thereof)  repurchased  by  the  Fund  as  of  the  date  of  such  repurchase, determined  based  on the  audited  financial  statements  of the Fund for the
Fiscal  Year in which  such  repurchase  was  effective  over (y) the  Initial
Payment.  The contingent  payment is payable  promptly after the completion of the audit of the Fund's financial  statements for fiscal year ending March 31,
2004.

Both the  initial and  contingent  payments  hereunder  shall be paid in cash, provided,  however,  that if the  Fund's  Board of  Managers  determines  that
--------   -------
payment  of all or a  portion  of the  purchase  price  by a  distribution  of marketable  securities is necessary to avoid or mitigate any adverse effect of the Repurchase  Offer on the remaining  members of the Fund, then such payment shall be made by distributing  such marketable  securities,  all as more fully described in the Repurchase Offer.

Both the  initial and  contingent  payment of this note shall be made by check or wire  to the  Payee,  as per  the  Payee's  instruction  on the  Repurchase
Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.
This note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.

Any  capitalized  term used  herein  but not  defined  herein  shall  have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________
                                         Oppenheimer Tremont Market Neutral
                                          Fund, LLC
                                         By: _______________________________

                               PROMISSORY NOTE

   Pursuant  to  the  Offer  to  Purchase  (the  "Repurchase   Offer")  up  to
   twenty-five  percent  (25%) of the  aggregate  of its  beneficial  interest
   ("Interest")  at a price equal to the  respective net asset value as of the close of The New York Stock  Exchange on the  Valuation  Day upon the terms and conditions set for in the Repurchase Offer,  Oppenheimer Tremont Market
   Neutral Fund,  LLC hereby  promises to pay in cash, in the manner set forth below, to the person  identified below as the payee (the "Payee") an amount
   equal  to  the  estimated  net  asset  value  of  the  Interest   tendered,
   determined as of the Valuation Date in accordance  with the asset valuation policy of the Fund.

This note entitles the Payee to receive a payment,  valued in accordance  with the Limited  Liability  Company  Agreement of the Fund, equal to at least 100%
of the estimated  value of the Interest (the "Initial  Payment") which will be paid to the  payee in the form of a check or wire  within  45 days  after  the
Valuation  Date,  unless Fund has  requested a withdrawal  of its capital from any Portfolio  Fund(s) in order to fund the  repurchase of interest,  in which case  payment  will be made ten  business  days after the Fund has received at least 90% of the aggregate  amount  withdrawn by the Fund from such  Portfolio
Fund(s).  An Early Withdrawal  Charge of 1.00% of the value of an Interest (or portion of an Interest)  repurchased  by the Fund will apply if the date as of which the  Interest is to be valued for  purposes of  repurchase  is less than one year  following  the date of the Payee's  initial  investment in the Fund.
If applicable,  the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

The payment hereunder shall be paid in cash,  provided,  however,  that if the
                                              --------   -------
Fund's  Board of Managers  determines  that payment of all or a portion of the purchase  price by a  distribution  of  marketable  securities is necessary to avoid or mitigate any adverse effect of the Repurchase  Offer on the remaining members of the Fund,  then such  payment  shall be made by  distributing  such marketable securities, all as more fully described in the Repurchase Offer.

The  payment of this note shall be made by check or wire to the Payee,  as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.
This note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.

Any  capitalized  term used  herein  but not  defined  herein  shall  have the meaning ascribed to it in the Repurchase Offer.

                                         Payee: _______________________

                                         Oppenheimer Tremont Market Neutral
                                          Fund, LLC

                                         By:______________________________